Capitolis Liquid Global Markets LLC
Attachment to Schedule A of Form SBSE
Prior Investment-Related Experience

Gil Mandelzis:

Employer	Title	Dates
Varos	Advisor	2022 – present
Trustmi	Board Member	2021 – present
Aporia	Advisor	2020 – present
Capitolis Inc.	Co-founder and CEO	2017 – present
Fireblocks	Board Member	2018 – present
Euronext	Non-Executive Director	2018 – present
EBS BrokerTec	CEO Member, ICAP Global Executive Management Team	2012 – 2016
Traiana, Inc.	Founder and CEO	2000 – 2012
BT Wolfensohn / Deutsche Bank	Associate, M&A Group	1998 – 2000

Lindsey Baptiste:

Employer	Title	Dates
Capitolis Inc.	CFO	2020 – present
Catalyst Inc.	Strategic Financial Consultant	2019 – 2020
Morgan Stanley	Fixed Income Capital Markets (2011-2014) Equity Capital Markets (2009-2011)	2009-2014

Stuart Wexler:

Employer	Title	Dates
Capitolis Inc.	General Counsel	2021 – present
Federal Reserve Bank of New York	Legal Consultant	2020 – 2021
NEX Group	Group General Counsel	2016 – 2019
ICAP	Americas General Counsel and COO	2009 – 2016
Merrill Lynch	Managing Director and Head of Sales and Trading Compliance	2005 – 2009
RBS Greenwich Capital	Managing Director and Associate General Counsel	1999 – 2005
Salomon Smith Barney	Vice President and Compliance Counsel	1997 – 1999

David Lamb:

Employer	Title	Dates
Capitolis Inc.	Chief Risk Officer	2017 – present
State Street	Managing Director, In-Business Risk	2014 – 2017
Morgan Stanley	Executive Director	2004 – 2014
Citigroup	Counterparty Risk Analytics	1997 – 2004

Igor Teleshevsky:

Employer	Title	Dates
Capitolis Inc.	Co-Founder and VP of R&D	2017 – present
ICAP	Chief Innovation Officer – PTRI at ICAP	2016
Traiana, Inc.	Executive VP, Engineering (2013-2016) Director (2004-2013) Software Engineer (2000-2004)	2000 – 2016

Dan Berkovitz:

Employer	Title	Dates
US Securities and Exchange Commission	General Counsel	2021-2023
US Commodity Futures Trading Commission	Commissioner	2018-2021
Wilmer Cutler Pickering Hale & Dorr	Partner	2013 – 2018
Georgetown University School of Law	Adjunct Professor of Law	2012-2018

Annette Nazareth:

Employer	Title	Dates
Davis Polk & Wardwell	Senior Counsel	2020 – present
David Polk & Wardwell	Partner	2008 - 2020